December 16, 2008

Via Facsimile and U.S. Mail

Hon. Cecilia B. Rebong
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, New York  10036-5095

Re: 	Republic of the Philippines
      Registration Statement under Schedule B
      Filed November 19, 2008
      File No. 333-155481

Dear Consul General Rebong:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	To the extent possible, please update the information in the registration statement, including any revisions necessary to reflect
any material impact caused by the U.S. banking situation and recent
developments in the global economy.  In this regard, we note recent
media reports indicating a reduction in forecasted growth targets. See, for example,
http://www.manilatimes.net/national/2008/oct/02/yehey/top_stories/
200
81002top2.html.

Prospectus Summary
Economy, page 4

2.	Please consider including additional data about short-term
external debt such as, for example, the amounts and percentage of short-term debt in gross domestic product.

Republic of the Philippines
Government Corporations, page 11

3.	As Government corporations account for a significant portion of
the Philippines` domestic and external debt, consider disclosing the general financial status of the GOCCs, including, for example, a discussion of whether they will be able to meet their obligations in the near future.

Membership in International Financial Organizations
Relationship with the IMF, page 17

4.	Please clarify the present status of the Government`s
participation in the PPM.

Principal Sectors of the Economy
Agriculture and Fishery Subsector, page 28

5.	In light of Philippines` shortage of domestic rice since
2007,
discuss how the recent changes in the international rice price may affect the economy of the Philippines.

Income from Abroad, page 34

6.	We note media reports indicating that, given the global
economic
situation, remittances are expected to dip as overseas Filipino workers may lose their jobs. See, for example, http://www.atimes.com/atimes/Southeast_Asia/JK05Ae01.html. Given the significance of remittances to the Philippine economy, please revise this section to address the impact that a decrease in remittances would have on the economy, and particularly on local consumption.

Prices, Employment and Wages
Employment and Wages, page 36

7.	We note recent media coverage of the potential that a
significant number of Filipinos may lose their jobs abroad. See http://newsinfo.inquirer.net/breakingnews/nation/view/20081203-
175931/590000-Filipinos-at-risk-of-losing-jobs.  Consider
disclosing
the impact on unemployment rate if overseas workers return to the Philippines.

Exports of Goods, page 44

8.	Please expand the discussion to indicate the impact of the
economic downturn in the United States on the export of goods from the Philippines. We note, in particular, that the Development Budget
Coordinating Committee had earlier projected double-digit export growth next year, but with the deepening global crisis, now anticipates that exports may slow to between zero and four percent.
See
http://www.manilatimes.net/national/2008/nov/03/yehey/top_stories/
200
81103top2.html.

Net Foreign Direct Investments By Sector, page 60

9.	Consider also presenting a narrative discussion of the data
in
the table. We note that the central bank recently downgraded its foreign direct investment forecast this year to $2.6 billion, which is lower than earlier prediction of $4.2 billion for 2008, as well as media reports relating to a 56% drop in FDI in the first 8 months. See http://www.aseanaffairs.com/philippines_see_56_drop_in_fdis_in_fir st_
8_months.

The Government Budget, page 81

10.	Please revise to discuss any impact that the U.S. banking
crisis
has had on the budget.

Jurisdiction and Enforceability, page 105

11.	We note the discussion in the second paragraph states that
the
Philippine Counsel General is "its authorized agent to receive service of process in any suit based on any series of debt securities in any state or federal court in New York City." In contrast, the discussion in subsequent paragraph states, "the Philippine Counsel General is not the agent for receipt of service for suits under the
US federal or state securities laws."  Please reconcile or advise.

Closing Comment

	Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,



	Michael Coco
	Special Counsel



Cc:   	Via Facsimile
	David Johnson, Esq.
      Allen & Overy
      9th Floor, Three Exchange Square
      Central Hong Kong
      (011 852) 2974 6999
Republic of the Philippines
Registration statement under Schedule B
4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE